
December 3, 2014

Via E-mail
Edward O'Donnell
Chief Financial Officer
AudioEye, Inc.
5210 East Williams Circle, 5th Floor
Tucson, AZ 85711

> **Re:** **AudioEye, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 10-Q for the Quarterly Period ended September 30, 2014**
> **Filed November 7, 2014**
> **File No. 333-177463**

Dear Mr. O'Donnell:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Earnings (Loss) Per Share, page F-10

1.   Please tell us your consideration of disclosing the number of securities that could potentially dilute basic EPS in the future that were not included in the computation of

diluted EPS because to do so would have been antidilutive. Refer to FASB ASC 260-10-50-1.c.

Form 10-Q for the Quarterly Period ended September 30, 2014

Consolidated Statements of Cash Flows, page 4

2.   We note your discussion on page 6 related to your non-cash exchanges of licenses. Please tell us your consideration of providing additional disclosures identifying these exchanges as being non-cash in a table. Refer to FASB ASC 230-10-50-3 through 50-6.

Note 1: Organization and Basis of Presentation

Revenue Recognition, page 5

3.   Please address the following items related to your transactions where you engage in a non-cash exchange of a license of the Company for the license of your customer.

- Clarify the types of licenses that you are exchanging with your customer.
- Provide us with an example of a typical transaction. In this regard, we note your disclosure that the licenses received from your customers are sold, licensed or leased in a different line of business from the Company license delivered to the Company's customers in the exchange.
- Your disclosure indicates that licenses received from your customers are sold, licensed or leased in a different line of business. Please clarify how you make the determination that a company is in a different line of business.
- Please clarify why you do not record licenses at historical cost in transactions where you engage in a non-cash exchange of a license for the license of a customer. Refer to FASB ASC 985-845-55-1.
- Your disclosure on page 1 of your Form 10-K for the year ended December 31, 2013 indicates that you generate revenues through the sale of your software as a service (SaaS) technology platform. As such, it does not appear that you sell licenses as part of your regular business. Please tell us how you determined that ASC 985-605 and ASC 985-845-10 are the appropriate guidance for these non-cash exchanges of licenses. Similarly, tell us the guidance considered to present these non-cash exchanges as revenue rather than other income.
- Given that it does not appear that you sell licenses in your day to day operations, explain in sufficient detail how you determined the fair value of the licenses involved in the exchange.

4.   We note that you engage in transactions that involve a non-cash exchange of a license of the Company for the services of your customer. Please address the following items:

- Explain the type of services that you receive from your customer. Clarify if services are received from more than one customer.
- Explain how you determined that the non-cash exchange of a license for services should be accounted under ASC 985-605 and ASC 985-845-10.
- Clarify the types of licenses that you are exchanging with your customer.
- As noted in the comment above, it appears that your primary business is the sale of software as a service (SaaS) technology platform. Tell us the guidance considered to present these non-cash exchanges as revenue rather than other income.
- Given that it does not appear that you sell licenses in your day to day operations, explain in sufficient detail how you determined the fair value of the technology and services exchanged and received.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief